TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

September 30, 2019

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first half ended September 30, 2019

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 220 thousand units, or 5.0%, to 4,639 thousand units in FY2020 first half (the six months ended September 30, 2019) compared with FY2019 first half (the six months ended September 30, 2018). Vehicle unit sales in Japan increased by 109 thousand units, or 10.6%, to 1,140 thousand units in FY2020 first half compared with FY2019 first half. Overseas vehicle unit sales increased by 111 thousand units, or 3.3%, to 3,499 thousand units in FY2020 first half compared with FY2019 first half.

The results of operations for FY2020 first half were as follows:

Net revenues	15,285.5 billion yen	(an increase of 611.5 billion yen or 4.2% compared with FY2019 first half)

Operating income	1,404.3 billion yen	(an increase of 142.4 billion yen or 11.3% compared with FY2019 first half)

Income before income taxes and equity in earnings of affiliated companies	1,583.4 billion yen	(an increase of 34.6 billion yen or 2.2% compared with FY2019 first half)

Net income attributable to Toyota Motor Corporation	1,274.9 billion yen	(an increase of 32.5 billion yen or 2.6% compared with FY2019 first half)

The changes in operating income and loss were as follows:

Marketing efforts	an increase of 185.0 billion yen

Effects of changes in exchange rates	a decrease of 90.0 billion yen

Cost reduction efforts	an increase of 60.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 120.0 billion yen

Other	an increase of 107.4 billion yen

Segment operating results

(i)	Automotive:

Net revenues for the automotive operations increased by 540.7 billion yen, or 4.1%, to 13,689.0 billion yen in FY2020 first half compared with FY2019 first half, and operating income increased by 49.6 billion yen, or 4.7%, to 1,114.3 billion yen in FY2020 first half compared with FY2019 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	Financial services:

Net revenues for the financial services operations increased by 37.8 billion yen, or 3.6%, to 1,089.1 billion yen in FY2020 first half compared with FY2019 first half, and operating income increased by 72.8 billion yen, or 47.0%, to 227.8 billion yen in FY2020 first half compared with FY2019 first half. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value and the decrease in expenses related to residual value losses, in sales finance subsidiaries.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first half ended September 30, 2019

(iii)	All other:

Net revenues for all other businesses increased by 55.1 billion yen, or 7.2%, to 825.5 billion yen in FY2020 first half compared with FY2019 first half, and operating income increased by 0.7 billion yen, or 1.9%, to 41.5 billion yen in FY2020 first half compared with FY2019 first half.

Geographic information

(i)	Japan:

Net revenues in Japan increased by 551.5 billion yen, or 7.0%, to 8,429.4 billion yen in FY2020 first half compared with FY2019 first half, and operating income increased by 77.9 billion yen, or 10.4%, to 828.1 billion yen in FY2020 first half compared with FY2019 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	North America:

Net revenues in North America increased by 87.8 billion yen, or 1.6%, to 5,515.3 billion yen in FY2020 first half compared with FY2019 first half, and operating income increased by 126.0 billion yen, or 113.6%, to 237.0 billion yen in FY2020 first half compared with FY2019 first half. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value and the decrease in expenses related to residual value losses, in sales finance subsidiaries.

(iii)	Europe:

Net revenues in Europe increased by 99.1 billion yen, or 6.3%, to 1,680.8 billion yen in FY2020 first half compared with FY2019 first half, and operating income increased by 13.7 billion yen, or 22.4%, to 74.9 billion yen in FY2020 first half compared with FY2019 first half. The increase in operating income was mainly due to the increase in vehicle unit sales.

(iv)	Asia:

Net revenues in Asia increased by 46.6 billion yen, or 1.8%, to 2,681.6 billion yen in FY2020 first half compared with FY2019 first half. However, operating income decreased by 61.8 billion yen, or 21.8%, to 221.6 billion yen in FY2020 first half compared with FY2019 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 108.5 billion yen, or 9.0%, to 1,098.2 billion yen in FY2020 first half compared with FY2019 first half, and operating income decreased by 16.4 billion yen, or 24.9%, to 49.5 billion yen in FY2020 first half compared with FY2019 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2019 and September 30, 2019

	Yen in millions
	March 31, 2019	September 30, 2019
Assets
Current assets:
Cash and cash equivalents	3,574,704	3,979,764
Time deposits	1,126,352	1,334,616
Marketable securities	1,127,160	876,440
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	2,228,524
Finance receivables, net	6,647,771	6,558,020
Other receivables	568,156	549,874
Inventories	2,656,396	2,576,968
Prepaid expenses and other current assets	805,964	872,710

Total current assets	18,879,237	18,976,916

Noncurrent finance receivables, net	10,281,118	10,396,209
Investments and other assets:
Marketable securities and other securities investments	7,479,926	7,220,663
Affiliated companies	3,313,723	3,392,862
Employees receivables	21,683	21,790
Other	1,275,768	1,636,237

Total investments and other assets	12,091,100	12,271,552

Property, plant and equipment:
Land	1,386,308	1,362,252
Buildings	4,802,175	4,755,496
Machinery and equipment	11,857,425	11,791,699
Vehicles and equipment on operating leases	6,139,163	5,947,228
Construction in progress	651,713	646,680

Total property, plant and equipment, at cost	24,836,784	24,503,355

Less – Accumulated depreciation	(14,151,290)	(13,907,954)

Total property, plant and equipment, net	10,685,494	10,595,401

Total assets	51,936,949	52,240,078

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2019 and September 30, 2019

	Yen in millions
	March 31, 2019	September 30, 2019
Liabilities
Current liabilities:
Short-term borrowings	5,344,973	5,198,456
Current portion of long-term debt	4,254,260	4,453,335
Accounts payable	2,645,984	2,546,545
Other payables	1,102,802	937,139
Accrued expenses	3,222,446	3,064,629
Income taxes payable	320,998	277,766
Other current liabilities	1,335,475	1,454,390

Total current liabilities	18,226,938	17,932,260

Long-term liabilities:
Long-term debt	10,550,945	10,340,214
Accrued pension and severance costs	963,406	969,810
Deferred income taxes	1,014,851	1,092,125
Other long-term liabilities	615,599	903,352

Total long-term liabilities	13,144,801	13,305,501

Total liabilities	31,371,739	31,237,761

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2019 and September 30, 2019 issued: 47,100,000 shares at March 31, 2019 and September 30, 2019	498,073	501,744

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2019 and September 30, 2019 issued: 3,262,997,492 shares at March 31, 2019 and September 30, 2019	397,050	397,050
Additional paid-in capital	487,162	491,142
Retained earnings	21,987,515	22,913,956
Accumulated other comprehensive income (loss)	(916,650)	(1,099,428)
Treasury stock, at cost, 430,558,325 shares at March 31, 2019 and 473,914,931 shares at September 30, 2019	(2,606,925)	(2,907,078)

Total Toyota Motor Corporation shareholders’ equity	19,348,152	19,795,642

Noncontrolling interests	718,985	704,931

Total shareholders’ equity	20,067,137	20,500,573

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	52,240,078

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2019

Consolidated Statements of Income

	Yen in millions
	For the first half ended September 30, 2018	For the first half ended September 30, 2019
Net revenues:
Sales of products	13,638,830	14,206,661
Financing operations	1,035,176	1,078,934

Total net revenues	14,674,006	15,285,595

Costs and expenses:
Cost of products sold	11,290,626	11,840,365
Cost of financing operations	693,531	654,126
Selling, general and administrative	1,428,004	1,386,768

Total costs and expenses	13,412,161	13,881,259

Operating income	1,261,845	1,404,336

Other income (expense):
Interest and dividend income	124,778	126,221
Interest expense	(11,603)	(14,846)
Foreign exchange gain (loss), net	64,784	(61,167)
Unrealized gains (losses) on equity securities	147,849	145,427
Other income (loss), net	(38,844)	(16,486)

Total other income (expense)	286,964	179,149

Income before income taxes and equity in earnings of affiliated companies	1,548,809	1,583,485

Provision for income taxes	473,591	474,648
Equity in earnings of affiliated companies	222,587	205,952

Net income	1,297,805	1,314,789

Less – Net income attributable to noncontrolling interests	(55,413)	(39,813)

Net income attributable to Toyota Motor Corporation	1,242,392	1,274,976

Note:

Net income attributable to common shareholders for the first half ended September 30, 2019 and 2018 is 1,266,334 million yen and 1,234,998 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 8,642 million yen and 7,394 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	427.02	449.35

Diluted	422.68	444.98

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2019

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2018	For the first half ended September 30, 2019
Net income	1,297,805	1,314,789
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	141,848	(251,656)
Unrealized gains (losses) on securities	65,855	65,567
Pension liability adjustments	11,160	1,200

Total other comprehensive income (loss)	218,863	(184,889)

Comprehensive income	1,516,668	1,129,900

Less – Comprehensive income attributable to noncontrolling interests	(57,836)	(37,702)

Comprehensive income attributable to Toyota Motor Corporation	1,458,832	1,092,198

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2019

Consolidated Statements of Income

	Yen in millions
	For the second quarter ended September 30, 2018	For the second quarter ended September 30, 2019
Net revenues:
Sales of products	6,784,867	7,102,868
Financing operations	526,406	536,636

Total net revenues	7,311,273	7,639,504

Costs and expenses:
Cost of products sold	5,650,630	5,970,713
Cost of financing operations	345,376	313,688
Selling, general and administrative	736,109	692,718

Total costs and expenses	6,732,115	6,977,119

Operating income	579,158	662,385

Other income (expense):
Interest and dividend income	36,890	51,830
Interest expense	(8,164)	(10,495)
Foreign exchange gain (loss), net	25,568	(3,159)
Unrealized gains (losses) on equity securities	112,816	54,656
Other income (loss), net	(11,323)	(13,482)

Total other income (expense)	155,787	79,350

Income before income taxes and equity in earnings of affiliated companies	734,945	741,735

Provision for income taxes	227,428	225,019
Equity in earnings of affiliated companies	106,052	96,399

Net income	613,569	613,115

Less – Net income attributable to noncontrolling interests	(28,483)	(21,113)

Net income attributable to Toyota Motor Corporation	585,086	592,002

Note:

Net income attributable to common shareholders for the second quarter ended September 30, 2019 and 2018 is 587,681 million yen and 581,389 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,321 million yen and 3,697 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	202.20	209.49

Diluted	200.21	207.55

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2019

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2018	For the second quarter ended September 30, 2019
Net income	613,569	613,115
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	91,139	(108,650)
Unrealized gains (losses) on securities	65,771	25,114
Pension liability adjustments	3,715	3,762

Total other comprehensive income (loss)	160,625	(79,774)

Comprehensive income	774,194	533,341

Less – Comprehensive income attributable to noncontrolling interests	(35,000)	(18,278)

Comprehensive income attributable to Toyota Motor Corporation	739,194	515,063

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first half ended September 30, 2019

	Yen in millions
	For the first half ended September 30, 2018	For the first half ended September 30, 2019
Cash flows from operating activities:
Net income	1,297,805	1,314,789
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	865,307	784,057
Provision (reversal) for doubtful accounts and credit losses	28,999	34,712
Pension and severance costs, less payments	10,161	12,730
Losses on disposal of fixed assets	19,093	24,704
Unrealized losses (gains) on securities	(143,474)	(154,755)
Deferred income taxes	65,051	117,807
Equity in earnings of affiliated companies	(222,587)	(205,952)
Changes in operating assets and liabilities, and other	(94,167)	139,473

Net cash provided by operating activities	1,826,188	2,067,565

Cash flows from investing activities:
Additions to finance receivables	(7,878,662)	(8,434,132)
Collection of and proceeds from sales of finance receivables	7,358,000	7,752,495
Additions to fixed assets excluding equipment leased to others	(717,435)	(725,081)
Additions to equipment leased to others	(1,204,802)	(1,191,812)
Proceeds from sales of fixed assets excluding equipment leased to others	26,237	17,747
Proceeds from sales of equipment leased to others	693,712	727,935
Purchases of marketable securities and security investments	(1,089,727)	(649,927)
Proceeds from sales of and maturity of marketable securities and security investments	1,289,729	1,241,524
Changes in investments and other assets, and other	(331,318)	(230,220)

Net cash used in investing activities	(1,854,266)	(1,491,471)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,037,778	2,670,506
Payments of long-term debt	(2,201,865)	(2,162,617)
Increase in short-term borrowings	13,205	60,976
Dividends paid to Toyota Motor Corporation class shareholders	(3,721)	(4,969)
Dividends paid to Toyota Motor Corporation common shareholders	(349,191)	(339,893)
Dividends paid to noncontrolling interests	(42,240)	(38,631)
Reissuance (repurchase) of treasury stock	(299,595)	(300,154)

Net cash provided by (used in) financing activities	154,371	(114,782)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	36,933	(68,017)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	163,226	393,295

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,219,639	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents at end of period	3,382,865	4,099,810

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first half ended September 30, 2019 include restricted cash and cash equivalents of 131,811 million yen and 120,046 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended September 30, 2019, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures for interim periods which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2019. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the result for that period and the financial condition at that date. The consolidated results for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

Adoption of new accounting standard

In February 2016, the Financial Accounting Standards Board (“FASB”) issued updated guidance for leases. This guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use asset and a lease liability. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2019 using the modified retrospective method of adoption and elected the transition method that allows for application of the standard at the adoption date. Additionally, Toyota elected the package of practical expedients of not reassessing lease classifications and others for lease contracts that expired or exist as of the adoption date. As a result of adoption, Toyota recognized an additional balance of ¥334,555 million as right-of-use assets as of September 30, 2019, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were ¥60,551 million and ¥273,799 million, respectively.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. Toyota adopted this guidance on April 1, 2019. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Change in depreciation method

Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because Toyota believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (“ASC”) 250 “Accounting Changes and Error Corrections.”

As a result of the change in depreciation method, depreciation expense for the first half ended September 30, 2019 decreased by ¥80,555 million. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the first half ended September 30, 2019 increased by ¥54,246 million and ¥19.25, respectively.

Recent pronouncements to be adopted in future periods -

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2018, the FASB issued updated guidance for fair value measurements. This guidance adds, removes and modifies fair value measurement disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the potential impacts of this guidance on Toyota’s disclosures.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first half and the second quarter ended September 30, 2018 and 2019, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2019 and September 30, 2019:

	Yen in millions
	March 31, 2019	September 30, 2019
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	—
Investments and other assets - Other	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	74,971	59,551
Investments and other assets - Other	114,642	170,599

Total	189,613	230,150

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	10,720	12,663
Investments and other assets - Other	—	—

Total	10,720	12,663

Total derivative assets	200,333	242,813
Counterparty netting	(89,364)	(91,702)
Collateral received	(46,590)	(61,020)

Carrying value of derivative assets	64,379	90,091

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	—
Other long-term liabilities	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(28,911)	(54,320)
Other long-term liabilities	(189,157)	(254,593)

Total	(218,068)	(308,913)

Foreign exchange forward and option contracts
Other current liabilities	(13,847)	(10,078)
Other long-term liabilities	—	—

Total	(13,847)	(10,078)

Total derivative liabilities	(231,915)	(318,991)
Counterparty netting	89,364	91,702
Collateral posted	110,159	171,132

Carrying value of derivative liabilities	(32,392)	(56,157)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2019 and September 30, 2019:

	Yen in millions
	March 31, 2019		September 30, 2019
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	—	21,001,883	—	20,255,096
Foreign exchange forward and option contracts	—	4,005,578	—	3,556,199

Total	—	25,007,461	—	23,811,295

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2018 and 2019:

	Yen in millions
	For the first half ended September 30, 2018		For the first half ended September 30, 2019
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(817)	795	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(14,199)		(34,634)
Foreign exchange gain (loss), net	43,344		14,512
Foreign exchange forward and option contracts
Cost of financing operations	273		3,023
Foreign exchange gain (loss), net	(80,793)		27,504

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2018		For the second quarter ended September 30, 2019
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(170)	165	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(22,392)		(11,975)
Foreign exchange gain (loss), net	16,127		34,217
Foreign exchange forward and option contracts
Cost of financing operations	(3,468)		7,903
Foreign exchange gain (loss), net	(36,703)		2,467

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of September 30, 2019 is ¥7,291 million. The aggregate fair value amount of assets that are already posted as cash collateral as of September 30, 2019 is ¥166,686 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥7,291 million as of September 30, 2019.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2019 is ¥3,286,254 million. Liabilities for guarantees totaling ¥9,638 million have been provided as of September 30, 2019. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. Personal injury and wrongful death claims involving allegations of unintended acceleration are still pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and the subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first half and the second quarter ended September 30, 2018 and 2019.

Segment operating results -

For the first half ended September 30, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	13,130,498	1,035,176	508,332	—	14,674,006
Inter-segment sales and transfers	17,812	16,124	262,069	(296,005)	—

Total	13,148,310	1,051,300	770,401	(296,005)	14,674,006
Operating expenses	12,083,557	896,309	729,581	(297,286)	13,412,161

Operating income	1,064,753	154,991	40,820	1,281	1,261,845

For the first half ended September 30, 2019:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	13,674,203	1,078,934	532,458	—	15,285,595
Inter-segment sales and transfers	14,891	10,239	293,099	(318,229)	—

Total	13,689,094	1,089,173	825,557	(318,229)	15,285,595
Operating expenses	12,574,737	861,291	783,968	(338,737)	13,881,259

Operating income	1,114,357	227,882	41,589	20,508	1,404,336

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,505,842	526,406	279,025	—	7,311,273
Inter-segment sales and transfers	9,037	8,039	133,289	(150,365)	—

Total	6,514,879	534,445	412,314	(150,365)	7,311,273
Operating expenses	6,052,667	453,010	382,956	(156,518)	6,732,115

Operating income	462,212	81,435	29,358	6,153	579,158

For the second quarter ended September 30, 2019:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,800,413	536,636	302,455	—	7,639,504
Inter-segment sales and transfers	7,763	4,796	152,497	(165,056)	—

Total	6,808,176	541,432	454,952	(165,056)	7,639,504
Operating expenses	6,315,265	421,759	427,136	(187,041)	6,977,119

Operating income	492,911	119,673	27,816	21,985	662,385

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first half ended September 30, 2018:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,414,521	5,317,988	1,500,719	2,276,465	1,164,313	—	14,674,006
Inter-segment sales and transfers	3,463,328	109,577	81,006	358,524	42,533	(4,054,968)	—

Total	7,877,849	5,427,565	1,581,725	2,634,989	1,206,846	(4,054,968)	14,674,006
Operating expenses	7,127,644	5,316,603	1,520,460	2,351,500	1,140,874	(4,044,920)	13,412,161

Operating income	750,205	110,962	61,265	283,489	65,972	(10,048)	1,261,845

For the first half ended September 30, 2019:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,840,678	5,408,594	1,568,869	2,420,126	1,047,328	—	15,285,595
Inter-segment sales and transfers	3,588,745	106,774	112,007	261,505	50,927	(4,119,958)	—

Total	8,429,423	5,515,368	1,680,876	2,681,631	1,098,255	(4,119,958)	15,285,595
Operating expenses	7,601,247	5,278,333	1,605,900	2,459,986	1,048,704	(4,112,911)	13,881,259

Operating income	828,176	237,035	74,976	221,645	49,551	(7,047)	1,404,336

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2018:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,267,637	2,582,179	753,158	1,121,043	587,256	—	7,311,273
Inter-segment sales and transfers	1,744,720	54,285	42,668	197,670	21,132	(2,060,475)	—

Total	4,012,357	2,636,464	795,826	1,318,713	608,388	(2,060,475)	7,311,273
Operating expenses	3,658,132	2,589,050	757,647	1,181,556	585,671	(2,039,941)	6,732,115

Operating income	354,225	47,414	38,179	137,157	22,717	(20,534)	579,158

For the second quarter ended September 30, 2019:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,489,050	2,627,131	759,268	1,241,745	522,310	—	7,639,504
Inter-segment sales and transfers	1,761,814	54,645	59,473	125,562	25,910	(2,027,404)	—

Total	4,250,864	2,681,776	818,741	1,367,307	548,220	(2,027,404)	7,639,504
Operating expenses	3,859,525	2,563,724	781,559	1,256,651	521,495	(2,005,835)	6,977,119

Operating income	391,339	118,052	37,182	110,656	26,725	(21,569)	662,385

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at terms and conditions in the ordinary course of business. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first half ended September 30, 2018:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	5,357,745	1,411,404	2,519,403	1,977,336	11,265,888
Consolidated sales	—	—	—	—	14,674,006
Ratio of overseas sales to consolidated sales	36.5%	9.6%	17.2%	13.5%	76.8%

For the first half ended September 30, 2019:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	5,481,811	1,459,706	2,650,518	1,975,738	11,567,773
Consolidated sales	—	—	—	—	15,285,595
Ratio of overseas sales to consolidated sales	35.9%	9.6%	17.3%	12.9%	75.7%

For the second quarter ended September 30, 2018:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,602,362	698,212	1,242,409	993,233	5,536,216
Consolidated sales	—	—	—	—	7,311,273
Ratio of overseas sales to consolidated sales	35.6%	9.5%	17.0%	13.6%	75.7%

For the second quarter ended September 30, 2019:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,652,791	716,849	1,335,090	1,007,142	5,711,872
Consolidated sales	—	—	—	—	7,639,504
Ratio of overseas sales to consolidated sales	34.7%	9.4%	17.5%	13.2%	74.8%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Net revenues

(1)	Summary by business segments and products

The table below shows Toyota’s net revenues from external customers by business and by product category.

	Yen in millions
	For the first half ended September 30, 2018:	For the first half ended September 30, 2019:
Sales of products
Automotive
Vehicles	11,219,218	11,681,156
Parts and components for overseas production	299,018	312,548
Parts and components for after service	1,014,063	1,064,327
Other	598,199	616,172

Total automotive	13,130,498	13,674,203
All other	508,332	532,458

Total sales of products	13,638,830	14,206,661
Financial services	1,035,176	1,078,934

Total net revenues	14,674,006	15,285,595

	Yen in millions
	For the second quarter ended September 30, 2018	For the second quarter ended September 30, 2019
Sales of products
Automotive
Vehicles	5,537,552	5,801,318
Parts and components for overseas production	160,278	147,255
Parts and components for after service	513,080	547,419
Other	294,932	304,421

Total automotive	6,505,842	6,800,413
All other	279,025	302,455

Total sales of products	6,784,867	7,102,868
Financial services	526,406	536,636

Total net revenues	7,311,273	7,639,504

The majority of sales of products are revenues recognized from contracts with customers based on ASC 606 “Revenue from Contracts with customers,” and receivables related to such revenues are recognized as “Trade accounts and notes receivable, less allowance for doubtful accounts.” For the first half ended September 30, 2019, ¥42,055 million of financial service revenues were accounted for under ASC 606 “Revenue from Contracts with customers.”

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The breakdown of income from leases included in financial service revenues is as follows;

	Yen in millions
	For the first half ended September 30, 2018	For the first half ended September 30, 2019
Finance leases
Financial income related to net lease investment	44,170	46,997
Operating leases	518,161	522,761

Total	562,331	569,758

	Yen in millions
	For the second quarter ended September 30, 2018	For the second quarter ended September 30, 2019
Finance leases
Financial income related to net lease investment	22,628	23,300
Operating leases	263,716	259,404

Total	286,344	282,704

(2)	Contract liabilities

Contract liabilities consist of the following:

	Yen in millions
	March 31, 2019	September 30, 2019
Contract liabilities	675,018	740,694

Contract liabilities are mainly related to advances received from customers. On the consolidated financial statements, contract liabilities are included in “Other current liabilities” or “Other long-term liabilities.” For the six months period ended September 30, 2019, the amount of revenue recognized which was included in the contract liability balance as of April 1, 2019 was ¥215,640 million.

(3)	Performance obligations

As of September 30, 2019, which is the end of the reporting period, the aggregate amount of transaction price allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year was ¥569,017 million.

The main contents of unsatisfied performance obligations related to contracts are insurance revenues and maintenance revenues.

For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 3 to 120 months. As of September 30, 2019, the unsatisfied performance obligations related to insurance revenues was ¥211,631 million, and Toyota expects to recognize as revenue ¥33,269 million in fiscal 2020, and ¥178,362 million thereafter.

For maintenance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months.

Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first half and the second quarter ended September 30, 2018 and 2019 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first half ended September 30, 2018
Net income attributable to Toyota Motor Corporation	1,242,392
Accretion to Mezzanine equity	(2,425)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(4,969)

Basic net income attributable to Toyota Motor Corporation per common share	1,234,998	2,892,141	427.02
Effect of dilutive securities
Model AA Class Shares	7,394	47,100
Assumed exercise of dilutive stock options	(0)	80

Diluted net income attributable to Toyota Motor Corporation per common share	1,242,392	2,939,321	422.68

For the first half ended September 30, 2019
Net income attributable to Toyota Motor Corporation	1,274,976
Accretion to Mezzanine equity	(2,425)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(6,217)

Basic net income attributable to Toyota Motor Corporation per common share	1,266,334	2,818,173	449.35
Effect of dilutive securities
Model AA Class Shares	8,642	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	1,274,976	2,865,273	444.98

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the second quarter ended September 30, 2018
Net income attributable to Toyota Motor Corporation	585,086
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,484)

Basic net income attributable to Toyota Motor Corporation per common share	581,389	2,875,278	202.20
Effect of dilutive securities
Model AA Class Shares	3,697	47,100
Assumed exercise of dilutive stock options	—	28

Diluted net income attributable to Toyota Motor Corporation per common share	585,086	2,922,406	200.21

For the second quarter ended September 30, 2019
Net income attributable to Toyota Motor Corporation	592,002
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(3,108)

Basic net income attributable to Toyota Motor Corporation per common share	587,681	2,805,235	209.49
Effect of dilutive securities
Model AA Class Shares	4,321	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	592,002	2,852,335	207.55

On May 8, 2019, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥ 339,892 million, ¥120 per common share, to common shareholders effective on May 24, 2019. On November 7, 2019, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥278,908 million, ¥100 per common share, to common shareholders effective on November 27, 2019.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and September 30, 2019. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	249,193	594,200	—	843,393
Time deposits	—	520,000	—	520,000
Marketable securities and other securities investments
Public and corporate bonds	4,378,543	1,452,475	15,171	5,846,189
Common stocks	2,154,951	—	—	2,154,951
Other	189,389	6,007	—	195,396
Investments measured at net asset value	—	—	—	98,451
Derivative financial instruments	—	200,256	77	200,333

Total	6,972,076	2,772,938	15,248	9,858,713

Liabilities
Derivative financial instruments	—	(231,915)	—	(231,915)

Total	—	(231,915)	—	(231,915)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	September 30, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	287,765	923,600	—	1,211,365
Time deposits	—	485,000	—	485,000
Marketable securities and other securities investments
Public and corporate bonds	3,610,881	1,455,529	18,408	5,084,818
Common stocks	2,353,880	—	—	2,353,880
Other	195,139	16,658	—	211,797
Investments measured at net asset value	—	—	—	94,945
Derivative financial instruments	—	242,813	—	242,813

Total	6,447,665	3,123,600	18,408	9,684,618

Liabilities
Derivative financial instruments	—	(318,991)	—	(318,991)

Total	—	(318,991)	—	(318,991)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds and foreign bonds including U.S., European and other bonds represent 17% and 83% (as of March 31, 2019) and 20% and 80% (as of September 30, 2019) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and second quarter ended September 30, 2018 and 2019 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and second quarter ended September 30, 2018 and 2019 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first half ended September 30, 2018
Balance at March 31, 2018	(679,085)	1,329,584	(214,800)	435,699
Effect of change in accounting policy	105	(1,125,109)	—	(1,125,004)
Other comprehensive income (loss) before reclassifications	141,848	74,160	7,519	223,527
Reclassifications	—	(8,305)	3,641	(4,664)

Other comprehensive income (loss), net of tax	141,848	65,855	11,160	218,863
Less – Other comprehensive income attributable to noncontrolling interests	(2,178)	17	(262)	(2,423)

Balance at September 30, 2018	(539,310)	270,347	(203,902)	(472,865)

For the first half ended September 30, 2019
Balance at March 31, 2019	(649,532)	(1,252)	(265,866)	(916,650)
Other comprehensive income (loss) before reclassifications	(251,656)	61,147	(2,251)	(192,760)
Reclassifications	—	4,420	3,451	7,871

Other comprehensive income (loss), net of tax	(251,656)	65,567	1,200	(184,889)
Less – Other comprehensive income attributable to noncontrolling interests	2,326	32	(247)	2,111

Balance at September 30, 2019	(898,862)	64,347	(264,913)	(1,099,428)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first half ended September 30, 2018	For the first half ended September 30, 2019	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	72	(142)	Financing operations
	(13,315)	8,823	Foreign exchange gain (loss), net
	1,191	(2,265)	Other income (loss), net

	(12,052)	6,416	Income before income taxes and equity in earnings of affiliated companies
	3,747	(1,996)	Provision for income taxes
	0	0	Equity in earnings of affiliated companies

	(8,305)	4,420	Net income

Pension liability adjustments:
Recognized net actuarial loss	6,812	6,394	*1
Amortization of prior service costs	(1,755)	(1,544)	*1

	5,057	4,850	Income before income taxes and equity in earnings of affiliated companies
	(1,416)	(1,399)	Provision for income taxes

	3,641	3,451	Net income

Total reclassifications, net of tax	(4,664)	7,871

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.